Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: April 24, 2023

The Kimberly Guilfoyle Show – Interview with Kimberly Guilfoyle and Michael Seifert

The Kimberly Guilfoyle Show

April 21, 2023

Kimberly Guilfoyle: Now, a consistent idea of this show is the idea of the parallel economy and the importance of spotlighting businesses who are standing up for America loving consumers all across the country. And that's exactly what the company PublicSq. is doing. Building a marketplace where consumers can vote with their dollars and support businesses that support them. You don't have to choose between where you shop, where you eat, and what values you support. I recently sat down with PublicSq. CEO Michael Seifert on his success, and why consumers shouldn't have to choose between what they believe and what they buy. Take a look.

Kimberly Guilfoyle: Michael, thank you so much for being on the program and joining us here. I did very much enjoy your interview with Don Jr., and it just made me even more curious to continue the conversation with you and really get more information out to the folks about exactly how your story started, what PublicSq. is, what is the -- you know, the future for this company? And let's begin with, you know, your vision – like, how did you come up with -- because I think it's always fascinating to learn the idea, the process behind, you know, an entrepreneurial endeavor like this.

Michael Seifert: Well, first of all, Kimberly, thanks for having me here. This is great. I have a ton of admiration for entrepreneurs that start companies because they recognize there's a void in the market, even if they haven't necessarily felt the void. Meaning, I know some great entrepreneurs that don't wear skincare and yet they started a skincare company because they recognized there's a hole and they can create clean products, whatever it might be. There's another level of satisfaction when you have felt what your consumers feel, and you're actually meeting a void in the market that you personally have felt. My family has felt what it feels like to be ostracized, left behind and an era of woke capital, as corporation after corporation whether it's Starbucks voting to defund the police, whether it is Lululemon preaching to us about gender ideology, PayPal threatening to fine us for misinformation. I have felt what it feels like to feel like the country's corporate environment is leaving me behind and my family with it, and the next generation, and that makes me concerned. So, I want to be a person that puts concern into action and tries to be solution-oriented. And in the winter of 2021, we'd had enough. It was January, and my wife and I were on a trip to Florida and enjoying the freedom. We're from California and so we were escaping the communism for a few days and it was a great, a much-needed break, especially in the heart of the COVID season. And we were just dreaming of what a solution could look like. It would help us feel connected and empowered with our dollars and have this idea of a digital platform, a public square where people can come together that love our country, love these freedoms, love the Constitution and actually mobilize their dollars to supporting businesses that share those same values. Because we believe that elections are important. The political environment is very important. But if we want to have lasting change in this country, it has to go deeper than that. We have to be able to move the money back toward “we the people.”

Kimberly Guilfoyle: I love that. Move the money. And it's true and, you know, what an interesting thing. We always talked about this, you know, as a prosecutor and investigating cases, we'd say “follow the money,” meaning, like, follow the money and see, and in this instance, it's follow the money and find out the companies, what they're doing with it. What, you know, viewpoints they have, ideology, what causes are they giving to with your hard-earned dollars -- and that's why I love what PublicSq. is doing. It's simplifying the whole process, so that we actually understand exactly who we should be supporting. It takes the, sort of, mystery and the mistake out of it. Because otherwise, you're saying, “well, I don't know, maybe they do. Maybe they don't.” You've done the legwork. You've done, you know, the research for it. And tell me -- tell me, what was one of the more, like, personally frustrating experiences, kind of, maybe that you had, you know, as a consumer -- to say, you know, well, this is something that's really frustrating me, it's not right, I don't feel good about it, where I'm -- you know, going to use my dollars and this, this is a problem where it's going to.

Michael Seifert: Well, we'd need a four hour episode to cover all the times that we had been grieved by progressive corporate America in the last decade, but I'll share a few examples that sort of inspired our journey to PublicSq. First of all, we started in the heart of COVID and if you remember, during the COVID lockdown season, the government came out and started calling some businesses essential and other businesses non-essential. And what you found was the essential businesses were the ones that parroted the message of the regime. These were businesses that would agree with the government and had a special relationship with them. So, they could stay open. While the small business that loved the Constitution, was trying to value the freedoms of their consumers -- they weren't allowed to stay open. Right? And that, for us, was one of the most egregious examples of government tyranny that I have witnessed in a long time. Anytime a government actor starts to come out and say that you're essential and you're not based upon how much you agree with the regime? That is a recipe for disaster as history has proven. So, that was something that really kicked us off saying, okay, we cannot go down that economic road. It only leads to bad places. Personally, we -- in that same season -- were excommunicated from certain businesses if we weren't willing to share our vaccine status or wear the mask or do all these different things during COVID. We have felt a personal grievance against companies like Starbucks that will fund Planned Parenthood with your coffee dollars. It's like, wait, I'm trying to get a latte. Why am I funding this progressive abortion issue? We've felt cancellation threats from our own bank. We were starting PublicSq. We were banking with Chase at the time just to get an entry-level checking account open. We have our banker that calls us and says hey, I'm a little concerned about these conservative views that you seem to espouse. We're like, okay, first of all, you’re a bank, you're not allowed to talk to us about this stuff. So we're out. We went on our app, we found a bank and we started banking with them and today we're proud to be with them. Axos Bank, they're fantastic. We know with a blessed assurance that they will not cancel us for our views.

Kimberly Guilfoyle: You know, how many times that has happened, where our accounts, your accounts are restricted? It happened to me at Chase Bank where I had one account, and it was -- I don’t have to say the account, but the point is, I hadn't had a name with it associated with an LLC. And then all of a sudden, I get notifications like, in the mail. Like, I can't get my money. I can't, like, get into my account. Okay? And then, I ultimately had to close it, but because they -- you know -- and try to get my money out, but then I couldn't do because they wouldn't let me. I'm like no, you're sad. Like, if you're telling me I can't bank with you guys, because, you know, viewpoints are conservative this and that. I need to be able to get my money out and transfer it and, you know, that's it, and then the account went into some kind of like, problem, because when I finally got the money out, they said well, you owe fees for you know, your monthly service charge or whatever. There's still – so, it was like a bad credit thing where it's like you owe $15,000 or whatever it was, but I couldn't even get in the account or call to talk to them about the account because they had already locked me out. But yet, there was -- it was a deficit that was incorrectly charged to me. It was crazy town. I mean, you guys locked me out of it. You then locked me out of an account that you continue to charge me service account -- sometimes fees. I was like, this is insane. How was this happening? You know, in America, and did you really kind of forecasts or tell that this was going to happen the way it did? How it spiraled so quickly?

Michael Seifert: It's been so gradual and then sudden. It's felt like for the last decade it's been progressing to this but the last two years specifically, it's been unlike anything I could have imagined. What I will say is that if you look at any communist or heavily authoritarian regime that's existed over the course of modern history, one thing they all have in common: the regime in power will seek to limit your economic access if you disagree with their viewpoints on political and social issues. And that's exactly what's happening today. Their goal is to cut off your access, right? So if you start to speak out too much, you speak too much truth, they've got that bank account that they can turn off and they can restrict your access to it and it doesn’t matter if you still owe fees, they're just going to turn off the faucet. That's really dangerous. That's a social credit score. That's what China has today. And so, the fact that the United States is emulating anything even remotely similar to that is deeply concerning to us, and it's why we need an alternate system. Our goal is that we would help people unsubscribe from our corrupt system and take part in a system that's geared toward personal liberties, like these should be basic. So you mentioned, hey, how could this be happening in America? For me? America today does not look like the America of 20 years ago, and for the authoritarians that was purposeful, they meant to do this. Now, it's up to the people to reclaim something beautiful about the United States. American Enterprise has to include, at the very foundational level, trust and liberty. And we cannot trust these financial institutions anymore because they infringed on our liberties. And so it's our responsibility. It's our goal. It's our mission at PublicSq., to provide a massive network of businesses that you know that you can trust because they have put your personal liberties paramount. So that's our mission. We believe that in nine months of being on the nationwide stage, we've seen a lot of success in the early days, but we're just getting started because this mountain is a big one to climb.

Kimberly Guilfoyle: It really is and you know, it's so funny because when I explain and talk to people, you know, about PublicSq., and the whole, you know, basis behind it, like, wow, it's genius. And at the same time, it's like, wow, it's obvious, like, why did we allow and sit back as like, passive, you know, consumers, part of this woke commerce to help feed the beast being used against us.

Michael Seifert: And that's part of the problem. We were apathetic, we abdicated our responsibility. We allowed for corporate boardrooms and chief diversity officers and ESG police to dictate how our economy works. And we the consumers have the power. So the problem is, we have funded our own opposition. And a lot of times we do it unknowingly. We don't mean to, it's not like we often make conscious decisions of yes, I want to go find my opposition. The problem is, we've allowed, in our apathy, for our economy to be taken over by these people that have sort of sneakily behind the scenes gradually and then suddenly implemented their own value systems at the heart of commerce because they know like you described earlier, if you want to see how decisions get made in society, look at who profits, and you can follow the money

Kimberly Guilfoyle: It’s true.

Michael Seifert: and discover a lot about - it’s really how this all operates. And so, for us, we ultimately want it to be the people that have the money because if they can be the ones that are profiting, our economy will ultimately get beat here and back to the values that made our country so special in the first place.

Kimberly Guilfoyle: Yeah, it's fascinating. And you know, it's like, it's such a genius idea. But like I said, the idea, the concept behind it is actually almost almost like a simple concept. When people, and I've seen this with entrepreneurs, well, well, gosh, why didn't I think of that?

Michael Seifert: Happens to me all the time.

Kimberly Guilfoyle: Why didn't I think to get out? You probably had that moment in your life, too. You're like, why didn't I think of that idea, but now the thought of the idea, you and your wife?

Michael Seifert: Yeah, thank you. Well, it's funny because I'm not smart enough to think of a bunch of complex ideas. So I had to do one really simple. Which is, like, there's a bunch of companies that don't like us, and here's a list that do. It really is that simple. I don't want to worry about boiling the ocean or, you know, creating a new constitution here. I want to go back to the basics. Let's go to what's really simple. We love our country. We love our constitution. We love our freedoms, we have to protect the sanctity of life, the family unit, we need to make sure that we're supporting the freedoms that have been great in this country. And the government is not our God. It did not give us our rights, so therefore it cannot take them away. Our rights are tied to something far deeper found in that constitution. Let's bring things back to basics, let's make it very simple. If a company is funding woke gender ideology and trying to convince you that they believe that there's at five different genders and by shopping at that company you by proxy also believe that let's find a different company.

Kimberly Guilfoyle: Yeah, and don't do it. Don't do it. Don't be used like this and manipulated. You know, we got the corporate media, we've got these corporations and they're helping feed this beast and this whole you know, woke ideology that ends up infiltrating and taking over every aspect, you know, of our life, right. And I think this is part of the bigger picture. I think we got to you know, win elections, you know, get majorities whether it's Congress and the Senate, take back the White House and take back our commerce, because that is what it's what is at the center, the epicenter of everything is, you know, the economy and money and what businesses stay in business. What businesses don't, we saw a recent example right, with the SVB, you know, bank. Talk to me a little bit about that, because it really feeds into exactly what you've been trying to educate people about.

Michael Seifert: Not only, it does, first of all, I'm glad you brought that up, because not only is this woke sort of progressive ESG/DEI progressive corporatism really detrimental to the American cultural fabric for all the reasons we've been describing thus far. It's also not lucrative. It's the opposite. It's damaging to the bottom line, because you're prioritizing things that have nothing to do with you providing a quality business or service and that will affect your ability to conduct a healthy operational business. Great example is Silicon Valley Bank donating $73 million out of those deposits that they now don't have access to because they over leveraged and they spent money poorly and they took their eye off the ball $73 million to BLM. So while SVB was collapsing, they're bigger concern in all of this was how can we make sure that we're still funding woke policies. So, you have 1000s of different business owners, entrepreneurs, employees that have trusted SVB with their finances, trusted them to steward it appropriately. And instead, they're using it to fund social progressive causes, and it led ultimately to the detriment of their bank itself. Now, there are a lot of other factors and inflationary spending and all these different things that have led to the collapse. But at the end of the day, if you have a financial institution that is more worried about making sure that everyone's pronouns are seen and funding Marxist organizations so that the founders of BLM can go buy more mansions. You are with a poorly run financial institution and should probably move your money.

Kimberly Guilfoyle: It’s insane. But people have to, but you know, here's the problem. You have to be able to, you know, motivate people because a lot of people you know, change is tough, depending, people are adverse to a lot of change, generally speaking, but this has to be a vehicle by which you can empower people to get engaged to make that change to switch banks and you know, the whole thing, it's a big deal.

Michael Seifert: It is.

Kimberly Guilfoyle: And then, shopping for a bank like that, and you know, Don and I had to do it like when we were you know, getting home, again together, and to get a loan and the number of places that literally would not and despite us having great credit, despite us, you know, having jobs and income and you know, great paperwork, it didn't matter. They literally would not give us a loan. It's crazy and then we've had friends who work for those institutions. Hey, we're so sorry, this is so embarrassing. We don't know what's going on with this world. I mean, can you imagine this like you know myself, a former prosecutor, like an impeccable record, all the above, like long work history, everything. Don, the son of a former president, you would never think this would happen. Do you think that would happen to like Malia Obama, if she went to go get her house?

Michael Seifert: No, no, they'd be giving her houses just so they can say we supported the Obamas and it's just,

Kimberly Guilfoyle: Right.

Michael Seifert: They're so blatant about their bias.

Kimberly Guilfoyle: It’s just - it's bias. It's discrimination. It's you know, it's persecution, it's trying to really damage, you know, families and their ability to be in the, you know, business space or be able to, you know, get home. I mean, it was so crazy. And I know that's happened to with, you know, Eric Trump when they were moving down here as well and then trying to find a bank that has the courage to not be just so stepped on by woke ideology. Do you feel like there's a good number of banks out there? You mentioned, yours and whatnot, that actually care to be brave enough out there? Because that's part of the thing too, when you go on your like I'm with PublicSq., etc. You're taking that chance, you're being your company, is being you know, honest, having the integrity, the moral courage and fortitude to take a stand. And how is it, how does that work? If you talk to businesses where they're like, Well, you know, we're happy to be out there, but we're also a little concerned of how it might look or I'm just curious.

Michael Seifert: Yeah, it’s a great question. We found that there's such strength in numbers as the movement has grown. I mean, I remember when we launched this with 150 businesses in San Diego, California

Kimberly Guilfoyle: Can you imagine?

Michael Seifert: And those businesses, it was amazing.

Kimberly Guilfoyle: It was like the crusaders.

Michael Seifert: It was so fun. I mean, then that original movement, I'm like, it's amazing. 18 months ago, that that crew out of San Diego, California became this amazing ecosystem.

Kimberly Guilfoyle: You should do like a little photo shoot. Isn’t that fun?

Michael Seifert: Like a Founders Club, haha. Yeah, it was really fun. And I so admire their courage, especially in the early days because no one knew what this would become. And they wanted to step out and say, hey, no matter where you are, no matter where you're from, your freedoms are important here. Our country is worth saving. And therefore we want to let you know that you're welcome in our place of business. That was so admirable, especially in the small numbers. It's still admirable today, but it's a little bit easier today because we have such an extensive movement that's been built, and you're not alone. I think the big thing that we all need to know in this movement and those of us that love our liberties and love our country, and this America first agenda, we need to understand that there are way more of us than we realize.

Kimberly Guilfoyle: I think so.

Michael Seifert: And the more that you see that the more that that courage builds on itself so even the businesses -

Kimberly Builfoyle: It becomes contagious in a way, right? Like a whole domino effect.

Michael Seifert: Yeah, you do, you recognize that, wow, I actually can see there are those that have gone before me, there will be more after me. We have hundreds of new businesses joining the platform every day. And we're actually not the ones picking the fight. We're the ones that haven't changed. I always say to people all the time I'm not like a controversial guy. I'm a normal guy from 2006. Like my views are pretty much normal. I'm not, you know, extreme on any one thing. I'm a pretty normal dude that wants people to generally live with freedoms and liberties and for fun, I want to protect life. I want to protect humanity. Like these are things that should not be controversial. It's the 15% of the country, the blue haired they/thems, that have made this controversial. It shouldn't be and so when you have companies speaking that 15%. Our thesis is simple. We actually don't think that that 15% represents the majority of Americans that are tired of this stuff. We're gonna go talk to them. And what we found is that, it almost, for a business to join today doesn't even take a ton of courage anymore because you see this flourishing movement you're like, look, even if I'm not super political, I certainly do not want what that 15% is pursuing. So I'm gonna go over here and I'm enjoying this freedom movement and people are happier.

Kimberly Guilfoyle: Yeah, absolutely. No, I love that. So you talk about that. You're such a humble, like very nice man. Like I know you personally, right?

Michael Seifert: Of course, thank you.

Kimberly Guilfoyle: Besides just being the subject of, you know, a subject matter that I'm very interested in covering and learning more about. The people look at you in a really great way like you're a folk hero because you had the courage to do this. And no, but it's interesting that you know, he's such a nice man and all of the above the there's courage behind this, and you were able to stand up for people for something that they believe in, because it takes one person sometimes to make that difference, to change, you know, society or to make a huge impact. Talk about how that's felt, you know, for you and for your wife, you know, as a family you're, you know, a young father, a new father, congratulations -

Michael Seifert: Thank you.

Kimberly Guilfoyle: on that, you know, and how that makes you feel, you know, as a man and the head of the family.

Michael Seifert: Well, thank you. I will tell you that having a child five months ago, sweet little girl, having a child shifted everything for me because everything I was doing before then was largely for this big purpose of saving the country.

Kimberly Guilfoyle: Right.

Michael Seifert: Like that's what I want to do. I genuinely believe that, like Benjamin Franklin said, “those who change the world are the ones crazy enough to believe that they can.” It's not anything about us. It's not anything that we’re doing that is special, it's just that I'm willing to work harder and longer than anyone else to see redemption in this country.

Kimberly Guilfoyle: And you do. I can attest to that.

Michael Seifert: Thank you, I'm trying and a lot of Celsius to keep going. We’re not sponsored, but we should be, I drink a lot.

Kimberly Guilfoyle: No we’re not, but we like to drink it.

Michael Seifert: And so you know, we were just energetic and passionate about the future of our country. I will tell you that since having a child though, it's become very micro. Like the reason I do what I do more than anything else is because I want to make sure that my daughter is not growing up in the country we're currently seeing today.

Kimberly Guilfoyle: Right.

Michael Seifert: Things have to get better. And we're willing to put everything on the line to make sure that it does. I'm really excited to one day, be on my deathbed and look back and live with no regrets. I think my greatest fear is -

Kimberly Guilfoyle: Absolutely. That's my father's favorite saying. Live it, life, with no regrets.

Michael Seifert: That’s what I want. I want to be able to look back and know that we had significance here. And so I will say that for us our journey has, not when we started, you know this idea two years ago in San Diego, we didn't have any big names behind it. Nobody knew us. We were just a group of people that cared enough to try to go for it and there's nothing special about us. We just love this country. And we're trying to save it. And so we've got thankfully an amazing team around us incredible partners in this fight.

Kimberly Guilfoyle: Yes. Love it.

Michael Seifert: Like you and Don, that are just living this message every day and are genuinely expressing it and so it's been a humble journey. We're getting humbled every day. We don't know all the answers, but we're working harder than anybody else. And we believe that that ultimately will pay off.

Kimberly Guilfoyle: Definitely. Well, you mentioned and I love the quote, you know, by Benjamin Franklin, do you see yourself as a political figure?

Michael Seifert: Great question. I think that to claim you're not political is to actually be political. Dietrich Bonhoeffer talks about this a lot. So I definitely do not want to say that I'm not political, because I actually think that people say, Oh, wait, I don't want to touch politics -

Kimberly Guilfoyle: Right.

Michael Seifert: It's been the problem because then people are apathetic and they're not actually stepping into the public square.

Kimberly Guilfoyle: And being authentic.

Michael Seifert: Yes, exactly. And so I would say that by virtue of the fact that we are standing for certain principles in the public square, yes, that's certainly political. That said, I will say, I believe that politics is downstream of culture. I believe that Andrew Breitbart was correct. I believe that ultimately, we will see political change when we affect cultural change. And so more than I see myself or our company as political figures, I see ourselves as cultural fighters. I want to try to see if we can get --

Kimberly Guilfoyle: Cultural warriors.

Michael Seifert: Exactly. I want to get some wins on the battlefield of ideas and commerce. I believe that that'll then translate into political winds.

Kimberly Guilfoyle: Fantastic. One of the things that, you know, I've been asked in life and I always find fascinating to hear from other people is, who have you looked up to or admired? You know, during your lifetime, that you feel has had an impact on you. Whether it was someone that you loved their intellect, or you loved their vision for life or you love the way they approached business or what they stood for, I don't know whether it's, you know, religious, political, economic, all the above.

Michael Seifert: Yeah. Well, I mentioned Dietrich Bonhoeffer.

Kimberly Guilfoyle: Yes.

Michael Seifert: He's, he's probably, if we ever have a son, I'm trying to convince my wife what's the name of Dietrich. It's not a common theme these days. But I love it. I think that Dietrich Bonhoeffer was a hero. There's a reason why Hitler hated him so much. And it's because he took a stand for his values in the public square. I’m a man of faith as well. And I admire anybody that's willing to take their personal convictions into the public arena and stand for them. Big fan of Teddy Roosevelt for the same reason.

Kimberly Guilfoyle: Yes.

Michael Seifert: I believe that, ultimately, people should be in the arena of fighting for their values. I think there are a lot of American heroes, Ulysses S. Grant, I look up to quite a bit. I admire people like Thomas Jefferson that went before us and we're just unashamed in their values. They were very complex people but they secured so much of the liberties today that we get to enjoy every single one of us. And so I definitely have heroes that are American founding fathers also thought leaders in the sort of political and faith space like Dietrich, but more tangibly, you know, it is cliché, and it might be cheesy, but like my own father, I mean, I think today, so much of the problems we're experiencing in the United States is because there's an absence of healthy families. And I think that culture tries to do a lot to paint fathers as the sort of dopey dads that are just stumbling around and can't provide any guidance. My father was the opposite.

Kimberly Guilfoyle: Like the show Married with Children.

Michael Seifert: Yeah, or Modern Family. So, I think for me, my own father has been quite an inspiration because my parents taught me well how to think but not what to think. And I think today in such an age of indoctrination, knowing how to reason is such a lost art. And I learned that from my own family, especially my dad. So, I have a lot of heroes. I have a lot of inspiring figures in my life, and none of which are perfect.

Kimberly Guilfoyle: Right.

Michael Seifert: All of which have their faults, but I do too, and so trying to learn how to make the best -

Kimberly Guilfoyle: Everyone does.

Michael Seifert: I have really cool people to look up to and I encourage everybody watching this, find your people like who do you - who inspires you? I got a lot to learn, but I got a lot of really cool people to learn from.

Kimberly Guilfoyle: Absolutely. You know, I have to follow up from that because there are two things that really stood out to me. Number one, I am so incensed, by the way society is trying to devalue fathers, devalue dads, across this country so that they are not considered to be important in the home or not considered to be an integral and necessary for a family unit. Talk to me about that.

Michael Seifert: Well, the data doesn't lie either. If you don't have a father in the home, you see a 9x increase in jail time that you will spend in your life. You see an 8x increase in drug abuse. You see, I believe it's, you have an 800% more likelihood to not graduate high school. The stats are enormous in terms of the detrimental impact a lack of a father figure has, so only one conclusion can come out of that. There's clearly on the other side of that and massive benefit to having fathers.

Kimberly Guilfoyle: Sure.

Michael Seifert: You are more likely to live in success when you have a father figure in the household. Culture does not want to accept that because it highlights a whole lot of principles that are just objectively true, which are that the role of a mother and father is somewhat different and men and women are different in their giftings that they bring to a family and that kids need different things from their moms and their dads. It also paints the direct opposition - that truth directly paints a direct opposition to toxic masculinity because actually what we need in this society right now is far more masculinity. They call it toxic. I call it healthy. We need fighters, protectors, people that are standing up and willing to speak objective truth and ultimately we need correction. There are so many times throughout the day when I see these little kids with TikTok brain and I just want to shake them. I'm like, Guys, you just need a dad figure to come in there and be like, snap out of it.

Kimberly Guilfoyle: Right.

Michael Seifert: This is just wrong. I admire Tucker Carlson a lot. And I appreciate history.

Kimberly Guilfoyle: Yeah, he’s great. A personal friend of Don and mine, obviously a colleague but a personal friend.

Michael Seifert: Yeah, and he's, I mean, how well does he live this? He talks all the time about what it means for him to be obviously a cultural figure. More important than any of that is that - he's a dad.

Kimberly Guilfoyle: Yeah.

Michael Seifert: I think we need more people like that, that see that as their primary role. And there's a reason culture attacks it so much it's because it will lead to a healthier country. Part of the last thing I'll say here is that the reason culture attacks healthy fathers so much is because they want you to see the state as your father. They want the government to be dad, they want - they want their regime to be God. You cannot seek guidance from any sort of fatherly figure because it will paint them as irrelevant or unnecessary. The government. So for us, I think it's our responsibility to say hey, a tenant of a healthy family is to have some sort of fatherly figure in there where you're able to look to and know that they can teach you right from wrong objective truth and how to reason.

Kimberly Guilfoyle: I'd say it's so important. I mean, you see with everything going on in society, the importance of, you know, family and having healthy role models and having a father in the home and, you know, we see with what's been going on with these mass shootings, and you look at the familial background of the individuals with the choices, you know, that they have made, and it's a bit it's very disturbing. It really is. You also mentioned when you were talking about the people that you look up to and mentioning, you know, Teddy Roosevelt and Ulysses Grant. And what I've also seen is in this whole culture war is devaluing role models and, you know, destroying like history, that it's no longer okay to look back historically, it's oh, well, you know, I admire about George Washington or Thomas Jefferson or Benjamin Franklin or Teddy Roosevelt or, I mean, and I literally saw it in New York. They were taking down the statue of Teddy Roosevelt, the National History Museum, so they have now entered into the public square where we keep our monuments and are tearing them down. How's that made you feel?

Michael Seifert: A nation that forgets its history is not really a nation anymore. Ultimately, we're, we're a figment of whatever modern society's imagination creates, if we forget how we got here, and right now, I do not want the current cultural leaders that run our institutions and Hollywood and financial sectors. I did not want those people to paint the past. I do not want them to paint our reality. So we need these objective things we can look back to his monuments and say, Well wait, hold on, cut the noise. This is how we got here. We need to pay honor where honor is due respect is where his practice do - doesn't mean any of these people are without critics, of course, like everybody needs their critics like there. None of us are perfect, and yet, I think it's the most detrimental mistake a young social liberal arts graduate can make to go out into the public square to look at someone who built this nation that they are privileged enough to live in and say why would have done it better if I were them? No, you wouldn't. I laugh at people all the time that are like, well, you know, if I were in their position, I wouldn't have done X, whatever it might have been. It's like you absolutely would have, you voted to strip me of any economic access during COVID. If I didn't have a vaccine like you absolutely would have been a tyrant. You would not have been half as good of a people as some of these monuments portray. So my big call to the country is never tear any of these monuments down, keep them up no matter whether you like them or you don't like them. These people deserve respect because they built our country. And there are plenty of reasons to agree and disagree with certain people. I think our founding fathers are heroes. I think the people that have come before us are far better people than we are most times and I think that people like George Washington, for example, are amazing examples of integrity and action because the country wanted him to be president for longer and longer and longer. And he was power with restraint. He said it's actually not good for a man, we just left a monarchy. Let's not go back to that.

Kimberly Guilfoyle: Exactly.

Michael Seifert: Where are those people today?

Kimberly Guilfoyle: Where are they?

Michael Seifert: Honestly, the closest embodiment I can think of a leader in our modern era that's like that is President Trump. He didn't need this. Trump did not need to be the president. He didn't need the money that comes with the office. He didn't take a salary. He had everybody liking him before, he didn't need the division yet. He went out there and he stood on his principles -

Kimberly Guilfoyle: He chose to serve.

Michael Seifert: Absolutely, he chose to serve.

Kimberly Guilfoyle: Absolutely.

Michael Seifert: So I think we need more leaders and more respect for people that have gone before us and we need a big humbling in society, if you're 19 years old, and you're a gender theory major. And you think that you know all the keys to society and how economic policy should be structured. You need to sit down, you need to breathe, you need to look in the mirror and realize that you do not know all the answers and you need to look to our nation's founders and recognize that they may have something to teach you that you don't know.

Kimberly Guilfoyle: Yeah, absolutely. So I want to talk about you know, the financial markets and what we've seen that you know, going on but more specifically about the impact of, you know, you entering into this fray like and you've had to now go and you know, Silicon Valley and you know, banking and getting people to you know, invest in that type of thing. How - what does that process been like?

Michael Seifert: Well, interesting, because just like the consumer spending world needs an overhaul toward our values. So does the world of investments and capital markets. I desire for the democratization of the capital markets. I think the capital markets have largely been dominated by a few major players that all have sort of the same ideology and therefore that leaks downstream and everyone gets tainted by it. It's the ESG/DEI crowd where these companies are promoting these value systems that are detrimental to their own bottom line over the interest of their shareholders. I think that's really disruptive. So, we've been inspired. We actually just recently announced a few weeks ago that to go public through a SPAC merger with a great team over at Colombier Acquisition Corp. $CLBR on the New York Stock Exchange. We announced this deal with them because we want “we the people” to own the company.

Kimberly Guilfoyle: Right.

Michael Seifert: We the people have built it. It's been our consumer base. It's who we're building it for, therefore, I want them to own it. I think the way that we can best establish the power being shifted back toward the hands of the people, is by moving the money there. Like we've talked about this episode. That doesn't just relate to consumer spending.

Kimberly Guilfoyle: Right.

Michael Seifert: It relates to their ability to actually own the capital markets that they create as consumers. So, we're really excited for the next chapter.

Kimberly Guilgoyle: Yeah, you found a very good fit with a fantastic - but you know, that's a whole other thing in terms of being you know, a business and being an entrepreneur. Like figuring out the vehicle by which you're gonna do it. I love the whole concept because it's putting back the power and money with the people.

Michael Seifert: Yep.

Kimberly Guilfoyle: Giving them a chance to have ownership and have skin in the game which I absolutely love and being involved in that. You know, public marketplace. You know, venture capitals, Silicon Valley, a lot of the people there sometimes are a little bit you know, woke.

Michael Seifert: Yes, it's a wild world. And, honestly, what I'm so grateful for is that just like we've discovered, there's this entire movement of consumers that have felt alone that are ready to start speaking up and voting with their wallet. There are also a lot of investors that have said I am tired of what I'm seeing. This company continues to abuse my funds. I mean, our family, we talked about this all the time. We used to own shares in Disney. And it's like, we gotta get out of that because look at what Disney is doing. They're promoting corrupt and perverted gender ideology over the interests of their shareholders and providing good quality wholesome family content for kids. That's what they were supposed to do. They deny their fiduciary responsibility, they do no longer deserve our investment. What we've found, thankfully, is that there are a lot of investments and a lot of investors that have moved their money away from woke corruption and are saying I want to see a return not only in capital, but also an impact. I want betterment for the future of our country. So I believe that my invested capital is the way to get there. So we have an incredible team of investors that have come together to create this company and to source it with the right capital to grow. Building an internet commerce company is not cheap.

Kimberly Guilfoyle: No.

Michael Seifert: You need an amazing team. You need people that are driven to see again, a lot of impact with their dollars. And thankfully, we found that and I hope and pray too, by the way, that more companies that are stepping out in this arena are willing to experience the same open doors with investors. Because there are great firms. A good friend of ours, actually the CEO and Chairman at Colombier, Omeed Malik, started a private fund.

Kimberly Guilfoyle: Yeah.

Michael Seifert: It's called 1789 Capital, that's built to fund America-first startups. There's this revolution happening in the capital markets. It's exciting and we feel like we're at the tip of the spear.

Kimberly Guilfoyle: Yeah, I think it's super exciting. And what I also love about it is everybody can make a play, everybody can you know be involved in that you as an individual anybody out there can become an economic activist by just even using the site, choosing a business you know, for whatever need that they may have or restaurant or whatnot, and actually being like Okay, I am part of this, you know, economic activist chain, jumping back into commerce and taking back this country.

Michael Seifert: Yup.

Kimberly Guilfoyle: With every click and choice that you make going on there.

Michael Seifert: It's that simple.

Kimberly Guilfoyle: And just oh, if you're someone who's a small business, etc, there is no requirement that you be a certain type, kind or size of business.

Michael Seifert: That's exactly right. We have individual sole proprietors that joined the platform that sell jewelry and say, Hey, I do this as a side gig, but I'd love to get this in front of this audience. They're welcome. We have major banks join us. They're welcome too. We have five values that businesses agree to respect when they sign up. They're not going to spend time or a resource, antagonistically, against those values. And then we do, we've got a great vetting team that makes sure there are legitimate business that's providing quality goods and services and then they're welcome to the platform. We have all different industries, all driven by that same desire.

Kimberly Guilfoyle: Okay, good. So let's get a little bit more into you know, the structure of it. And you talked about the five values. So talk, tell me more about that.

Michael Seifert: Absolutely. We're united in our pursuit of freedom and truth. That's what makes us Americans. We believe in protecting the sanctity of every life. Small businesses. are the foundation and the backbone of this economy. We believe that ultimately, the government is not the source of our rights. Therefore, the government cannot take them away. And we believe that the United States is exceptional. It's worth defending and protecting. These values are fundamental to our experience as an American. They have to be in order for our economy to be saved. And therefore when a business signs up a new business today, they're agreeing to respect those things. And we also even ask them to take part in, kind of, a program that helps them move more their manufacturing to the United States, asking them if they can, are willing to source or produce as many of their goods in the United States as possible.

Kimberly Guilfoyle: Yeah, American made.

Michael Seifert: Trying to bring things back to our shores. It's a very cool business community that's been created all centered around these similar values. And what's neat is that some of these businesses are like [inaudible]. I mean, I just live and breathe this stuff. We have other businesses that join us and say, you know what, this is the perfect articulation of what I've always thought, but I've never really talked much about this. I'm ready to jump into this marketplace to kind of dip my toes in the water and it's great. And I agree with these things. I don't really consider myself political, but I'm all about this. And what's great too is then the consumers know that they're not funding this woke agenda because these things stand in direct opposition to it. So it's free for a business to join. It's free for a consumer to join. And we've seen that lead to immediate feelings of like, well, why wouldn't I?

Kimberly Guilfoyle: Right, right, right. Yeah, that's so cool. So I'm gonna ask you, I'm a former prosecutor, okay?

Michael Seifert: Fire away.

Kimberly Guilfoyle: So, you know, I'm always, I'm always thinking, how if somebody is going to be a bad guy, is there going to be you know, try to get on this platform to try to scam anybody to like pretend that they're, you know, America first and freedom loving or share the same values and protection and sanctity of life? How do you make sure - do you sign something and do you then also go back and check and make sure that someone is you know, complying, that there's some kind of like, you know, kind of quality control?

Michael Seifert: Oh, yeah, we definitely do. Two ways, one of which is obviously, on the signup process. The business agrees to respect those things, as I just mentioned, and then we've got a team that actually events them on the back end, so a young hungry group of people, either college graduates are still in school doing it on the side that are veterans, they love this country. They believe in our values. They are America first all the way and they see this almost like a political campaign.

Kimberly Guilfoyle: It’s like a calling, they have a passion for it.

Michael Seifert: It is. So they'll go and vet these businesses and to make sure that hey, this is a quality representation of their values and there's not things it presented that are going to infringe upon the values of the platform, and certainly the values of these consumers. So, you've got a great hungry team that actually verifies every profile before it goes live, which is awesome. So we have hundreds.

Kimberly Guilfoyle: So, there's this accountability, which I love too, because the idea of like a little, you know, sweet and you know, Peggy Sue goes on and clicks and she wants to hire somebody, you know, or she wants to, you know, do banking with someone and she's relying on that, you know, to trust for somebody to have, you know, the integrity to go through check the veracity of it, make sure that they're actually doing what they say they're going to do. So they have that peace of mind and certainty that they're really doing something good by going to the site, you know, choosing those businesses that choose their same values.

Michael Seifert: Well many times -- we have a robust group of ambassadors. We've got about 400 ambassadors around the country that are just everyday going and finding new businesses and inviting them to the platform. So, what's very cool too is that there's also some verification built into our ambassador network, because these ambassadors apply with us. And then, when we approve the ambassadorship, they're given their own kind of custom link where they're able to go out and invite new businesses to the platform. That's great too, because they're not going to invite businesses that are antithetical to the platform. They're going to invite those of their uncle or their brother or their neighbor that they know owns that business loves these principles in this company, and wants to grow the movement. So, that's awesome too, because then we have nearly 50,000 businesses on the platform. A lot of them came from a smaller, more intimate group of ambassadors that we're able to get to know better, and that helps also that way. It’s not just us behind some computers, relying on a bunch of random experiences to generate this list. Instead, it's far more of an intentional community that's been built.

Kimberly Guilfoyle: All right. So, I want to kind of conclude with -- and we're gonna continue to follow your journey here because I think it's a fascinating you know, American business story as well that people can learn a lot from and really enjoy kind of the process and the path by which you had to you know, go down to to accomplish this and create this whole situation but let's talk about your goals you know, for the next you know, year or next five years, where do you see yourself and where do you see this amazing company?

Michael Seifert: Well, I never could have dreamed two years ago that we'd be here today. So, I hold my perception of what might be very loosely because, you know, we've just become friends as of the recent history and have been so blessed to get to know you and Don better and we were talking last night about how could you have ever imagined nine months ago we were sitting dreaming about the future of this company. And we'd be here where we are today. It's so cool to watch how things evolve. So that said, I cannot imagine where we’re going to be five years from now. What I will say is that we are building an economic force that should not be underestimated. I believe that already what's happened in the last nine months has spoken to the potential of the parallel economy and we're excited for the next steps to look like. Taking this company public, having we the people own this company with this SPAC merger. We believe that we're going to be able to fund this company with growth capital and will take this to the next level. We are coming after some of the e-commerce giants. We are going to simplify and continue to streamline the shopping experience toward our values and quality products and services. We want the right businesses to prosper that love our country and love our freedoms. And you know what, we don't have to do this by saying let's boycott the other side. We don't even have a black list on our app. We spend all of our time saying here's where you should go.

Kimberly Guilfoyle: Right.

Michael Seifert: So, we believe that the hopeful future of what's to come. And this desire to see more change is going to be a powerful enough driver to move you away from this corrupt system and into something far better than we ever could have envisioned. And so I would say, watch out the next few years, PublicSq. is going to come with a force, not because of anything special about us, but because of the people that have built this company.

Kimberly Guilfoyle: Absolutely. And I love the fact that it's going to have this so you know, it's sort of it's very multifaceted and the approach and focus as well on being an e-commerce site where somebody can actually go there and you're simplifying the steps and the process so they can actually go on there, make their purchase support people who are making products that also share their values.

Michael Seifert: Absolutely. That's part of our goal to understand exactly what this economy is looking for, and then able to create some of those products ourselves. So we have some fun announcements about that future. But we do -

Kimberly Guilfoyle: But you rely on that feedback.

Michael Seifert: We do, we are.

Kimberly Guilfoyle: So it's a collaborative process with your consumers, your users, people that visit the site. So, you're getting that information and so that you can best serve them and to a full capacity so they don't have to like look it up and then go try and find it. They can get it right there.

Michael Seifert: That's exactly right.

Kimberly Guilfoyle: Fantastic. Well, what a journey and it's going to be incredible to watch and see the things that you continue and you know, I want to have a little space in your head right there to see what other ideas you might have coming up for the future.

Michael Seifert: Yeah, I’ll come back on and we'd love to share them and let's keep touching base. The audience is amazing here. I mean, this is the parallel economy and in action and so I’m very excited to -

Kimberly Guilfoyle: It is, Rumble, the whole thing it's been fantastic to see this. So you know, this is just another example. You know, what you've been able to accomplish with your incredible team and I can say you have the best people you know, working with you and for you and it's been wonderful to see how you'd like selected and brought people on that, you know, show the values and are super, super passionate, like some of the best and brightest in the business that made sacrifices and everything to come. And some of it's funny, they're like, Well, I've been working all my life, you know, blah, blah, blah. And then I'm now gonna go work for what, 26, 27 [year old]?

Michael Seifert: Yeah, yes. I gotta keep the beard.

Kimberly Guilfoyle: I know. I love it. Well, it's a pleasure. Thank you for sharing. And this was so informative. And I look forward again to following you along the way and see this, you know, amazing PublicSq. company grow and be embraced by the people.

Michael Seifert: Thank you. Kimberly, appreciate your time.

Kimberly Guilfoyle: God bless your family. Thank you.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.